UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2002

Stream Communications Network, Inc.
(Translation of registrant's name into English)

Suite 1020 - 400 Burrard Street, Vancouver, BC V6C 3A6
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X ] Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

Schedule A

Stream Communications Network, Inc.

(formerly Trooper Technologies Inc.)

Consolidated Financial Statements

Three months ended March 31, 2002 and April 30, 2001

Stream Communications Network, Inc.
(formerly Trooper Technologies Inc.)
Consolidated Balance Sheets
As at March 31, 2002 and December 31, 2001
(in Canadian dollars)
	March 31, 2002	December 31, 2001
ASSETS
Current Assets
Cash and cash equivalents	$ 424,737	$ 215,273
Accounts receivable	267,996	192,633
Inventory	24,302	25,307
Prepaid expenses and advances	149,907	107,083
	866,942	540,296

Net assets of discontinued operations - (note 4)	-	2,270,958
Deposits	177,960	3,670,742
Property, plant and equipment (note 5)	9,406,425	7,193,088
Intangibles - (note 6)	6,606,033	2,281,795
Deferred charges - (note 2)	340,946	265,616
	$ 17,398,306	$ 16,222,495
LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$ 1,612,682	$ 1,861,887
Deferred revenue	173,811	58,660
	1,786,493	1,920,547

Long term debt - (note 7)	1,713,362	-
Non-controlling interest	877,878	926,458
	4,377,733	2,847,005
SHAREHOLDERS' EQUITY
Capital stock
Authorized
100,000,000 common shares of no par value
Issued and fully paid (note 8)	28,330,018	26,110,367
Contributed surplus	96,041	96,041
Warrants	3,804,147	4,087,070
Cumulative translation account	443,120	863,202
Deficit	(19,652,753)	(17,781,190)
	13,020,573	13,375,490

	$ 17,398,306	$ 16,222,495

Commitments and contingencies (note 9)
Subsequent events (note 11)
See accompanying Notes to Consolidated Financial Statements
signed by "Stan Lis" Director	signed by "Casey Forward" Director

Stream Communications Network, Inc.
(formerly Trooper Technologies Inc.)
Consolidated Statements of Loss and Deficit
Three months ended March 31, 2002 and April 30, 2001
(in Canadian dollars)
	Three months ended March 31, 2002	Three months ended April 30, 2001
Revenues	$ 1,175,107	$ 428,694
Expenses
Programming	178,951	-
Installation, materials and maintenance	300,403	-
Sales and marketing	47,931	-
General and administrative	970,323	532,491
	1,497,608	532,491
Loss before undernoted items	(322,501)	(103,797)
Amortization of property, plant and equipment	227,899	164,714
Amortization of intangibles and goodwill - (note 1)	-	-
	227,899	164,714
Loss before other items	(550,400)	(268,511)
Other items
Interest income	(2,284)	-
Financial expenses	201,428	6,119
Foreign exchange	-	41,993
Write-down of deposits	-	77,332
	199,144	125,444
Loss from continuing operations before future income taxes and non-controlling interest	(749,544)	(393,955)
Future income taxes (recovery)	(1,205,576)	-

Income (loss) from continuing operations before non-controlling interest	456,032	(393,955)
Non-controlling interest	(22,140)	68,283

Net income (loss) from continuing operations for the period	478,172	(462,238)
Net loss from discontinued operations (note 4)	(2,349,735)	(174,558)
Net loss for the period	1,871,563	636,796
Deficit, beginning of period	17,781,190	13,585,406
Deficit, end of period	$ 19,652,753	$ 14,222,202
Income (loss) per share, basic and diluted
Continuing operations	$ 0.02	$ (0.02)
Discontinued operations	$ (0.08)	$ (0.01)
Income (loss) per share	$ (0.07)	$ (0.03)
Weighted average number of shares
Basic and diluted	27,770,205	21,719,041

See accompanying Notes to Consolidated Financial Statements

Stream Communications Network, Inc.
(formerly Trooper Technologies Inc.)
Consolidated Statements of Cash Flows
Three months ended March 31, 2002 and April 30, 2001
(in Canadian dollars)
	Three months ended March 31, 2002	Three months ended April 30, 2001
Operating Activities
Net loss from continuing operations	$ 478,172	$ (643,279)
Items not involving cash
Amortization	227,899	166,737
Non-controlling interest	(22,140)	68,283
Amortization of deferred charges	-	77,333
Future income tax recovery	(1,205,576)	-
Change in non-cash working capitalanges in non-cash working capital	(521,645)	(330,926)
Accounts receivable	21,437	42,932
Inventory	3,335	2,134
Prepaid expenses and advances	(39,585)	105,701
Accounts payable and accrued liabilities	(245,738)	(101,176)
Issuance of shares for issue costs	-
Deferred revenue	116,186	-
Net cash used in operating activities	(666,010)	(281,335)
Net cash used in discontinued operating activities	(200,296)	(177,421)
Net cash used by operating activities	(866,306)	(458,756)

Financing Activities
Issuance of shares for cash	1,936,728	-
Share subscription	-	768,485
Net cash provided from continuing financing activities	1,936,728	768,485
Net cash provided from discontinued financing activities	-	-
Net cash provided from financing activities	1,936,728	768,485

Investing Activities
Purchase of property, plant and equipment	(15,479)	(216,026)
Acquisition of Gimsat	(755,763)	-
Deposits	-	(284,733)
Deferred charges	(84,268)	-
Net cash used in continuing investing activities	(855,510)	(500,759)
Net cash used in discontinued investing activities	60,583	(148,545)
Net cash used in investing activities	(794,927)	(649,304)

Foreign exchange effect on cash	(66,031)	-

Decrease in cash and cash equivalents	209,464	(339,575)

Cash and cash equivalents at beginning of period	215,273	479,189

Cash and cash equivalents at end of period	$ 424,737	$ 139,614

See accompanying Notes to Consolidated Financial Statements

Stream Communications Network, Inc.
(formerly Trooper Technologies Inc.)
Notes to Consolidated Statements
March 31, 2002
(in Canadian dollars)

Schedule B:

1. NATURE OF OPERATIONS & SIGNIFICANT ACCOUNTING POLICIES

Stream Communications Network, Inc. ("Stream" or the "Company") mainly provides cable television services. Its business lines also include high-speed internet access. Previous business plans of the implementation and commercialization of animal-waste rendering technologies changed to incineration of animal waste and is available for sale, see note 4 - Discontinued operations. In addition, all of its operations are located in Poland.

The company was incorporated on March 28, 1979 by registration of its Memorandum and Articles under the Company Act of British Columbia, Canada. The company's stock was consolidated on a one new for 3.9 old shares basis on August 16, 1985 and again consolidated on a one new for three old shares basis on May 29, 1992. On October 19, 2001 the Company changed its name from Trooper Technologies Inc. to Stream Communications Network, Inc.

These interim consolidated financial statements should be read in conjunction with the audited December 31, 2001 annual financial statements.

These interim financial statements follow the same accounting policies and methods of their application as in the December 31, 2001 annual financial statements. These interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements in that they do not include all note disclosures.

These consolidated financial statements include the accounts of the Company and the following subsidiaries. All intercompany transactions and balances have been eliminated.
	Country of Incorporation	Percentage ownership March 31, 2002	Percentage ownership December 31, 2001
EES Waste solutions Limited	Cyprus	100.0%	100.0%
International Eco-Waste Systems S.A. ("Eco-Waste")	Poland	100.0%	100.0%
Stream Communications Sp. z o.o. ("Stream")	Poland	100.0%	100.0%
Miejska Telwizja Kablows Sp. z o.o. ("MTK")	Poland	100.0%	100.0%
Gimsat Sp. z o.o. ("Gimsat") - (note 3)	Poland	100.0%	0.0%
Polvoice.com Sp. z o.o. ("Polvoice")	Poland	95.5%	95.5%
Bielsat.com Sp. z o.o. ("Bielsat")	Poland	51.0%	51.0%

Acquisitions, intangible assets and goodwill

In July 2001, the Canadian Institute of Chartered Accountants approved the new handbook section 1581, "Business Combinations", replacing section 1580, that will require all business combinations to use the purchase method of accounting. It has also approved a new section 3062, "Goodwill and Other Intangible Assets", that will require intangible assets with an indefinite life and goodwill to be tested for impairment on an annual basis. Goodwill and indefinite life intangibles will no longer be amortized. Intangible assets with a definite life will continue to be amortized over their useful lives. The new sections are consistent with those recently approved by the FASB (SFAS No. 141 and SFAS No.142). The adoption of these new standards is not expected to have any material effect on the Company's financial position, results of operations or its cash flows. Section 1581 is effective for business combinations initiated from July 1, 2001.

The Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to goodwill and intangibles prospectively from the period ended December 31, 2001.

The Company has changed its accounting policy accordingly no longer amortizing using the straight-line method at a rate of 5%. The company determined that the subscriber base and cable TV licences have indefinite life. The company evaluated its existing intangible assets and goodwill and concluded that no provisions for impairment were required, except for goodwill from the acquisition of PolVoice, now part of discontinued operations (note 4).

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and expenses for the periods reported. Actual results could differ from those estimates.

2. DEFFERED CHARGES

	March 31,2002	December 31, 2001
Direct and incremental costs of IPO	$ 75,330	$ -
Due diligence costs of acquisition targets	265,616	265,616
	$ 340,946	$ 265,616

3. ACQUISITIONS

The company has substantially completed the acquisition of Gimsat. The acquisition was accounted for by the purchase acquisition method. The effective date of the acquisition is January 1, 2002, after which the operations of Gimsat are included in these consolidated financial statements. See also note 7, Long Term Debt.

At the time of acquisition the fair value of the assets and liabilities of Gimsat were:

Cash and cash equivalents	$ 10,487
Accounts receivable	100,745
Inventory	3,051
Prepaids	5,790
Property, plant and equipment	2,544,481
Intangible assets (subscriber base)	4,487,188
Bank loans	(251,506)
Accounts payable and accrued liabilities	(31,832)
Future income tax liability	(1,251,828)
Cash consideration	$ 5,616,576

4. DISCONTINUED OPERATIONS

During 2001, the company commenced planned operations in providing cable TV and related cable services. The previous business of meat waste rendering was interupted when the European Commission imposed a ban on meat and bone meal products due to the risk of Bovine Spongiform Encephalopathy ("BSE") spread by these products. The Company changed direction in regards to the meat rendering business to avoid liability and uncertainty from the fallout from BSE and applied to change its hazardous waste licence to an incinerator licence. The Company can utilize this licence to start operations in the hazardous waste business, but the company has decided to sell this business, as it does not fit with its cable service business. See also note 12, Subsequent events.

In view of the Company's main business and objectives directed towards cable TV, it was decided to discontinue the operations of PolVoice. In this manner, the Company is focused on one business objective. Subsequent to December 31, 2001, the operations of PolVoice were discontinued.

The statements of operations for the discontinued business operations are:

Three months ended March 31, 2002	PolVoice	Eco-Waste	Total
Sales	$ (18,971)	$ -	$ (18,971)
Expenses	81,573	116,517	198,090
Amortization	38,968	-	38,968
Interest expense	-	-	-
Write-down of net assets to net realizable value	22,386	2,109,267	2,131,653
Foreign exchange gain	(5)	-	(5)
Loss from discontinued operations	$ 123,951	$ 2,225,784	$ 2,349,735

Period ended December 31, 2001	PolVoice	Eco-Waste	Total
Sales	$ (10,347)	$ -	$ (10,347)
Expenses	112,905	124,182	237,087
Interest expense	120	24	144
Amortization	-	-	-
Interest income	-	-	-
Write-down of net assets to net realizable value	40,789	-	40,789
Foreign exchange gain	(4)	(471)	(475)
Loss from discontinued operations	$ 143,463	$ 123,735	$ 267,198

The balance sheets for the discontinued business operations are:
At March 31, 2002
	PolVoice	Eco-Waste	Total
Current assets	$ 128,142	$ 86	$ 128,228
Property, plant and equipment
Land	-	132,654	132,654
Buildings	-	712,628	712,628
Automotive	-	56,331	56,331
Equipment, furniture and fixtures	-	204,695	204,695
Plant construction in progress	-	1,388,953	1,388,953
Goodwill	30,666	-	30,666
VAT receivable	-	6,019	6,019
Current liabilities	(136,422)	(392,099)	(528,521)
Net assets of discontinued operations before net realizable value provision	22,386	2,109,267	2,131,653
Net realizable value provision	(22,386)	(2,109,267)	(2,131,653)
Net assets of discontinued operations	$ -	$ -	$ -

At December 31, 2001
	PolVoice	Eco-Waste	Total
Current assets	$ 142,728	$ 123	$ 142,851
Property, plant and equipment
Land	-	136,533	136,533
Buildings	-	809,215	809,215
Automotive	-	34,617	34,617
Equipment, furniture and fixtures	-	222,657	222,657
Plant construction in progress	-	1,427,891	1,427,891
Goodwill	31,055	-	31,055
VAT receivable	-	29,308	29,308
Current liabilities	(132,994)	(389,386)	(522,380)
Net assets of discontinued operations before net realizable value provision	40,789	2,270,958	2,311,747
Net realizable value provision	(40,789)	-	(40,789)
Net assets of discontinued operations	$ -	$ 2,270,958	$ 2,270,958
5.	PROPERTY, PLANT AND EQUIPMENT
	At March 31, 2002	Cost	Accumulated amortization	Net book value
	Automobiles	$ 413,238	$ 41,345	$ 371,893
	Cable television network equipment	10,071,619	1,813,183	8,258,436
	Computer hardware	174,555	93,843	80,712
	Computer software	76,534	36,218	40,316
	Equipment	21,608	17,295	4,313
	Furniture and fixtures	684,453	325,614	358,839
	Plant construction-in-progress	291,916	-	291,916
		$ 11,733,923	$ 2,327,498	$ 9,406,425
	At December 31, 2001	Cost	Accumulated amortization	Net book value
	Automobiles	$ 134,110	$ 24,947	$ 109,163
	Cable television network equipment	7,030,207	711,813	6,318,394
	Computer hardware	182,857	91,615	91,242
	Computer software	73,885	29,516	44,369
	Equipment	21,608	17,295	4,313
	Furniture and fixtures	664,562	279,691	384,871
	Plant construction-in-progress	240,736	-	240,736
		$ 8,347,965	$ 1,154,877	$ 7,193,088
6.	INTANGIBLE ASSETS
	At March 31, 2002	Cost	Accumulated amortization	Net book value
	Cable TV licences	$ 101,902	$ 17,026	$ 84,876
	Subscriber base	6,430,021	50,729	6,379,292
	Goodwill	147,671	5,806	141,865
		$ 6,679,594	$ 73,561	$ 6,606,033
	At December 31, 2001	Cost	Accumulated amortization	Net book value
	Cable TV licences	$ 80,508	$ 17,524	$ 62,984
	Subscriber base	2,129,157	52,211	2,076,946
	Goodwill	147,671	5,806	141,865
		$ 2,357,336	$ 75,541	$ 2,281,795

7. LONG TERM DEBT

Pursuant to the purchase of Gimsat, a balance of $1,074,000 USD is due in June 2003.

8. CAPITAL STOCK

(a) Authorized
 100,000,000 common shares of no par value
(b) Issued	Number of Shares	Price	Share Capital
Balance - October 31, 2001	21,878,778		$ 21,310,084
Private placement	901,286	$ 1.75	1,577,251
Private placement	4,740,875	$ 1.60	7,585,400
Private placement	125,000	$ 3.15	393,800
less share issuing costs			(130,863)
Finder's fee	20,440	$ 1.75	35,770
Fair value of warrants			(3,524,347)
Subscriptions receivable	(710,455)	$ 1.60	(1,136,728)
Shares alloted for subscriptions receivable	710,455		-
Balance - December 31, 2001	27,666,379		$ 26,110,367
Subscriptions received	-		1,136,728
Warrants exercised	316,667	$ 2.53	800,000
Fair value of warrants exercised	-		282,923
Balance - March 31, 2002	27,983,046		$ 28,330,018

(c) Options

In the Annual General Meeting held on April 30, 2001, the shareholders approved the creation of the "Stock Option Plan" pursuant to which the directors were authorized to issue stock options from time to time to employees, officers, consultants and directors of the Company up to 4,375,755 common shares of the Company at the time of such issue, at a minimum price allowed under the applicable securities laws.

Common share purchase options are issued to directors, officers, employees and non-emplyees of the company with exercise prices which approximate market values at the time the option is granted. Options granted previously vested immediately and have a term of five years. Options granted in this period vest one-quarter every six months with the first quarter vesting immediately. Options are normally granted for a period of five years.

Summary of directors' and employees' stock options, warrants and convertible securities outstanding:
	Shares	Weighted average exercise price $
Balance of options at October 31, 2001	1,917,062	$ 2.43
Granted	2,807,938	1.60
Forfeited	(355,000)	2.65
Balance of options at December 31, 2001	4,370,000	1.60
Granted	-	-
Forfeited	-	-
Balance of options at March 31, 2002	4,370,000	$ 1.60

Stock-based compensation

Had compensation cost for the company's stock option plan been determined based on the fair value at the grant date with the fair value method, the company's net loss and loss per share would have been increased to the pro forma amounts indicated below:

	Three months ended March 31, 2002	Three months ended April 30, 2001
Net loss for the period	$ 1,871,563	$ 636,796
Additional stock-based compensation costs	-	-
Pro forma net loss	$ 1,871,563	$ 636,796
Pro forma basic loss per share	$ 0.07	$ 0.03

The following table summarizes information about fixed stock options outstanding at March 31, 2002:

Options Outstanding				Options Exercisable
Range of exercise prices	Number outstanding at March 31, 2002	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number exercisable at March 31, 2002	Weighted average exercise price $
$ 1.41	114,062	2.4	$ 1.41	114,062	$ 1.41
$ 1.60	3,049,938	5.0	$ 1.60	242,000	$ 1.60
$ 2.62	715,000	3.3	$ 2.62	715,000	$ 2.62
$ 2.65	491,000	3.7	$ 2.65	491,000	$ 2.65
$1.41 - $2.65	4,370,000	4.5	$ 1.88	1,562,062	$ 2.39

(d) Warrants

The changes in warrants were as follows:

	Number of warrants	Number of common shares permitted to be purchased	Price per share	Expiry date	Fair value of Warrants
Balance December 31, 2001
	1,195,000	597,500	$ 2.85	12-Jul-02	$ 356,466
	901,286	450,643	$ 2.00	28-Dec-03	228,318
	300,000	150,000	$ 1.80	28-Dec-03	103,962
	4,440,875	4,440,875	$ 1.80	28-Dec-03	3,066,321
	125,000	125,000	$ 3.60	28-Dec-03	49,080
Exercised	(400,000)	(200,000)	$ 2.85
	(200,000)	(100,000)	$ 2.00
	(16,667)	(16,667)	$ 1.80
Balance March 31, 2002	6,345,494	5,447,351			$ 3,804,147

9. COMMITMENTS AND CONTINGENCIES

As at March 31, 2002, the company is committed under leases for cable networks, office space and automobiles. The minimum payments for the next five years are as follows:

2003	$ 421,755
2004	$ 51,107
2005	$ 53,556
2006	$ 58,538
2007	$ 58,538

10. SEGMENTED INFORMATION

The company has one reportable segment.

Geographic information

Revenues are attributed to countries based on location of customer

Revenues		Three months ended March 31, 2002	Three months ended April 30, 2001
	Canada	$ -	$ -
	Poland	1,175,107	428,694
		$ 1,175,107	$ 428,694

Capital assets and goodwill		March 31, 2002	December 31, 2001
	Canada	$ 24,923	$ 24,923
	Poland	15,987,535	9,449,960
		$ 16,012,458	$ 9,474,883

11. SUBSEQUENT EVENTS

(a) Subsequent to March 31, 2002 the company received $811,946 from the exercise of warrants.

(b) Subsequent to March 31, 2002 agreements were signed to sell Eco-Waste and EES. Later it was indicated that the purchaser does not intend to conclude the transactions as contemplated. Accordingly the net assets of Eco-Waste were written off at March 31, 2002.

12. LIST OF DIRECTORS AND OFFICERS

Anna Mazur - Chair & Director
 Stan Lis - President & Director
 Adam Wojcik - Chief Operating Officer & Director
 Casey Forward - Chief Financial Officer
 Grzegorz Namyslowski - Directror
 Zbigniew Tragarz - Director

Stream Communications Network, Inc.
(formerly Trooper Technologies Inc.)
Schedule C: Management Discussion and Analysis
For the Three Months Ended March 31, 2002

General

Our principal business is providing cable TV in the country of Poland.

Our registered office is Suite 1700 - Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Canada. Our principal offices are located at 1020 - 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, Canada, telephone (604) 669-2826.

We have the following four subsidiaries:

1. Stream Communications Sp. z o.o. ("Stream Cable TV") was incorporated on October 26, 1999, under the laws of Poland. We own a 100% interest in Stream Cable TV which is in the business of operating a cable television business in Poland. Stream Cable TV's growth is being accomplished through acquisitions of small, independent cable TV providers and through its own marketing efforts. Stream Cable TV is located at al. 29 Listopada 130, 31-406 Krakow, Poland;

2. PolVoice.com Sp. z o.o. ("PolVoice") was organized on August 11, 1999, under the laws of Poland. We own a 95.5% interest in PolVoice. PolVoice was in the business of Internet, data transmission and a VOIP provider in Poland. The company has decided that the operations of PolVoice do not fit with the main business of cable TV. Subsequent to March 31, 2002 the operations were terminated and the entity is being liquidated;

3. International Eco-Waste Systems S.A. ("Eco-Waste") a wholly owned subsidiary of our Company was incorporated on September 24, 1996 under the laws of Poland. Eco-Waste was in the business of constructing and operating waste rendering plants in Poland. At present we have no operating plants or revenue from operations in Eco-Waste. Eco-Waste had begun the construction of the first modern rendering plant in Zabokliki, Poland and had planned to build two additional rendering plants in Poland. Since our main focus is cable TV, it has been decided that the business of Eco-Waste does not fit and accordingly we are negotiating with potential buyers to sell Eco-Waste; and

4. EES Waste Solutions Limited, a wholly owned subsidiary of our Company was incorporated on July 11, 1996, under the laws of Cyprus, located at 3 Themistocles Dervis Street, CY-1066 Nicosia, Cyprus. EES Waste Solutions Ltd. is presently available for sale with Eco-Waste.

We are a reporting issuer in the Province of British Columbia, Canada and our common shares are listed for trading on the TSX Venture Exchange under the trading symbol "TPP". The rules of this exchange require a trading halt when a company has a change of business. At the present time our stock is suspended from trading on the TSX Venture Exchange due to this change of business. We are also a reporting company under Section 12 of the US Securities and Exchange Act of 1934, as amended, and as such files financial information publicly on a periodic basis with the US Securities and Exchange Commission.

Office Space in Canada

We utilize about 2,500 square feet of office space in Vancouver, British Columbia. Our rent is $3,425 CDN per month increasing 6% per annum in October of each year until May 2009. In addition, we pay $2,580 CDN per month for maintenance and utilities and $7,820 CDN per month for office support that includes a photocopier, telephones, a fax machine, computers, printers, scanners, secretarial services, reception services and consumables.

Stream Communications Sp. z o.o.

Stream Cable TV provides cable television services and high-speed Internet access in the Southern Polish provinces of Śląskie, Małopolskie, Świętokrzyskie and Podkarpackie through its hybrid fibre coax networks. Stream Cable TV has approximately 41,000 cable television subscribers which represents a penetration of 70% of homes passed. Stream Cable TV seeks to provide its customers with a high quality product by employing modern, reliable networks, a broad selection of programming, management that follows best industry practices and professional customer service. Although providing cable television services accounted for approximately 90% of its consolidated revenue for 2001, Stream Cable TV is in the process of introducing high-speed Internet access over its networks and has a small but growing number of internet subscribers.

Stream Cable TV intends to continue developing its cable television business aggressively, principally through acquisitions and also by securing new subscribers from among the residences already passed by Stream Cable TV's networks and through build-out to nearby residences. Management of Stream Cable TV possesses experience and cable-business expertise, and in particular knowledge of its local target markets.

Stream Cable TV has made a number of acquisitions which have been successfully integrated into its core business. These are described below.
Description	Regions where Target has Operated	No. of Subscribers	Date
51% shares in Bielsat.com	Bielsko-Biata, Czechowice-Dziedzice	3,673	June 2000
A portion of the assets of Marsat S.C.	Czêstochowa	1,277	July 2000
A portion of the assets of Telemedia Sp. z o.o.	Czêstochowa	1,180	July 2000
A portion of the assets of Bister Sp. z o.o.	Jaworzno, Czechowice-Dziedzice	1,841 1,582	August 2000 July 2000
A portion of the assets of Elektromontaz Rzeszów S.A.	Rzeszów, Bochnia Sandomierz	4,356 810 379	September 2000
100% shares in MTK	Czêstochowa	5,103	July 2001
A portion of the assets of AZART S.C.	Kielce Busko	1,640 724	July 2001
Gimsat	Jaslo, Sanok, Brzozów	12,509	January 2002

Stream Cable TV's ownership of Gimsat

On June 5, 2001, Stream Cable TV and Gimsat shareholders concluded a preliminary purchase and sale agreement by which Stream Cable TV would acquire the remaining 99.79% of Gimsat shares. This preliminary agreement contemplated the consummation of the purchase and sale to occur on or before June 30, 2003. Pursuant to the preliminary agreement an irrevocable power of attorney covering 99.79% of Gimsat's shares and a registered pledge agreement covering 99.79% of Gimsat's shares secures the repayment of Stream Cable TV's advance in the event the purchase of Gimsat does not close on or before June 30, 2003.

As at December 27, 2001, Stream Cable TV had advanced a total sum of 8,694,010 zloty (CDN $3.5 million; USD $2.2 million) to the Gimsat shareholders. With the increased amounts paid, the Gimsat owners agreed that the board of Gimsat could be changed and on January 1, 2002, the board of Gimsat was changed and composed entirely of Stream Cable TV members. Under Canadian GAAP the operations of Gimsat were consolidated in the first quarter. Pursuant to this acquisition, we have a remaining obligation to pay $1,074,000 USD in June 2003.

The Polish Cable Television Industry

Prior to 1989, during the Communist political regime, the Polish government controlled and regulated the television industry. All frequency usage and channel offerings were limited principally to government broadcast programs. In the early years of the post-Communist era, there was no effective regulatory authority. This led to a proliferation of small cable operators building low-cost, poorly constructed cable systems in densely populated urban areas of Poland.

In more recent years, due in part to the growth of the economy and to the promulgation of cable industry regulations that have helped attract quality programming to Poland, the cable industry has developed rapidly, including through the entry of large cable operators, such as @Entertainment and UPC (United Pan-Europe Communications), that have constructed high-quality cable systems with numerous channel offerings.

Nevertheless, the Polish cable market remains underdeveloped. As of 31 December 2001 there were approximately 4.35 million cable subscribers in Poland, out of 12.5 million television households. The Company believes that there are a considerable number of unserved locations in Poland, particularly in urban areas, that would be suitable for the construction of cable television networks and the provision of cable television services. Average monthly salaries as of December 31, 2001 are approximately PLN 2061 (approximately US$503), while the average monthly cable subscription rates of the five biggest Polish cable operators (including VAT) is PLN 39.00 (approximately US$9.51).

In addition, we believe that there is significant potential for further consolidation among Polish cable television providers. We believe that currently the top 12 operators (including Stream Cable TV) control approximately 60% of the built-out market, with the remaining 40% serviced by roughly 600 operators. We expect consolidation among these providers, particularly as smaller operators face the burden of compliance with regulations that set minimum technical standards for cable television networks and require payment for programming produced by others.

Polish Cable Television Characteristics

Poland is Europe's seventh largest cable television market. Poland is also the largest single-language market in Central Europe. We believe that there are several reasons why Poland represents a favourable market for the provision of multi-channel cable services. Several characteristics that distinguish the Polish cable market from other cable markets include:

(a) Viewer Demand - Poland has one of the highest television viewing rates in the world, despite generally poor-quality reception and limited programming choices. In 2001, each Polish family, taken together, watched an average of approximately 279 minutes (over four and a half hours) of television per day per household, as compared with averages of 263 minutes and 177 minutes per day per household in the United States and Germany, respectively.

(b) Network Density - Poland is one of the most densely populated countries in Central Europe. The housing market in Poland's urban areas is characterized by multiple dwelling units ("MDUs"). Many MDUs are owned or controlled by co-operatives, municipalities or private owners which frequently own a number of MDUs. So far the strategy of cable television operators in Poland has generally been to cover only MDUs with their networks. This strategy arises from a high level of network density (i.e. the number of homes passed per 1 kilometre of the network) which results in extremely low build costs per subscriber. Currently the average network density for Stream Cable TV is about 390 homes passed per kilometre of cable. By comparison, the average network density in the United States is 48 homes per kilometre of cable. Such high network density offers marketing and other cost benefits in terms of targeting, attracting and servicing customers and collecting subscription fees.

(c) Building Access - In Poland the right to build cable television networks is acquired by agreement with the owners of a building and does not require a permit from any regulatory telecommunications authority. Under such agreements, the operator is generally permitted to connect to its network all apartments located in a given building. Such agreements are concluded by Stream Cable TV for periods varying from 10 to 20 years, which are capable of being extended.

(d) Customer Base - Stream Cable TV's customer base consists of middle-income families living in MDU's. Middle-income families living in MDU's account for approximately 70% of residential housing in all Polish cities, resulting from the relatively low cost of building cable television networks in locations with a high housing density. As at the end of March 2002, the overall penetration rate, measured by the number of subscribers of Stream Cable TV divided by the number of homes that have been passed by its networks, is approximately 70%. This current penetration rate reflects improvement resulting from an efficient integration of the acquired systems with Stream Cable TV's networks. Prior to their integration, the target companies had penetration rates ranging from 35% to 65%. Stream Cable TV has experienced average annual churn rates of approximately 13% in 2000 and approximately 8% in 2001. Stream Cable TV has a total of approximately 41, 000 subscribers on a consolidated basis.

Marketing and Sales

Most networks that Stream Cable TV has conducted no advertising or marketing activities. As a result, Stream Cable TV expects that it can gain many new subscribers from these existing networks through marketing alone without having to extend any further.

Stream Cable TV's marketing and sales strategy is currently delivered through the use of professionally trained salespeople working at seven permanent customer care and marketing offices and seasonal promotions of its services when Stream Cable TV obtains most of the clients. Stream Cable TV also uses a preview channel, information channel, promotional material mailed with monthly invoices and its website to inform its customers of existing and new programs and services. Stream Cable TV undertakes a number of additional marketing initiatives that are unusual for a company of Stream Cable TV's size, including market research, radio advertising, and newspaper advertising. All these initiatives serve to limit customer churn, to move customers into more expensive tiers of service and to build a positive image of Stream Cable TV.

Customer Service

Stream Cable TV provides a high level of customer care and service. Stream Cable TV operates a call centre and seven customer care and marketing offices which are linked to a centralised customer care, service, maintenance and billing database that provides any program and rate information, billing, service and maintenance updates and through which Stream Cable TV lodges installation, service and maintenance requests.

Maintenance

Stream Cable TV employs approximately 20 technicians to handle installation, service requests and other network maintenance duties. Stream Cable TV commits to clear all service and maintenance requests and service interruptions within 48 hours, and most are resolved in a shorter time. Where service or maintenance work requires digging, Stream Cable TV uses outside contractors to perform that work.

Billing and Credit Control

Subscribers are billed one month in advance. It is Stream Cable's TV policy to disconnect subscribers whose bills are more than 60 days overdue. Customers seeking to be reconnected must pay their past-due amounts plus a reconnection fee.

Stream Cable TV's Technology

Its networks are, in general, modern two-way HFC cable networks.

Stream Cable TV owns approximately 80% of its networks and leases the remaining 20% from Gimsat. Because its networks are scalable, Stream Cable TV can add bandwidth as necessary by adding or replacing amplifiers.

The potential capacity of Stream Cable TV's networks is 68 radio channels at the bandwidth of 0,3 MHz and 94 television channels at the (European) bandwidth of 8,0 MHz. The capacity of its networks is smaller because some frequencies are used by state authorities, mobile telephony operators and terrestrial radio and television operators.

Currently, 75% of Stream's networks are engineered for a broad 862 MHz bandwidth and 17% of the networks operate at the 606 MHz bandwidth. The narrowest bandwidth of any portion of Stream's network is 550 MHz, which accounts for only about 8%. Stream Cable TV estimates that by the end of 2002 all its networks will be engineered for the broad bandwidth.

In the process of the unification of the channel offerings, all channels are put on the bandwidth of up to 720 MHz as in the future the higher band will be used for a digital signal transmission.

All of Stream Cable TV's equipment is obtained from multiple suppliers, both Polish and foreign. As it increases the size of its networks, Stream Cable TV expects that it may be able to negotiate better prices for its future equipment purchases.

As a result of Stream Cable TV having acquired multiple networks, its current overall system includes more cable head-ends than it needs. Stream Cable TV is carrying out works to eliminate about 50% of the existing head-ends.

Data transmission over HFC networks is much faster and more reliable than over telephone lines. Stream Cable TV has been converting its networks to make high-speed Internet access available to individual and business customers. The conversion involves, essentially, the upgrading of certain network amplifiers.

Services and Fees

The cable television systems acquired by Stream Cable TV offer different programming, that includes the number of programs and the condition of the agreements with the suppliers of the programs. One of the main objectives of Stream Cable TV, as a part of its consolidation process, is to unify the channel selection offered and price structure throughout the whole network. Currently there are four programming packages offered:

Basic Tier (Tele Panorama) includes 45 channels, all intermediate Tier channels and other specialty channels, such as Discovery, National Geographic, CNN, Cartoon Network and other;

Intermediate Tier (Tele Krajobraz): includes 18 channels, all the Broadcast Tier channels, additional Polish terrestrial channels, English, German and French-language channels;

Broadcast Tier (Tele Miniatura) includes up to 8 channels, all four Polish public channels and Stream Group's own information channel;

Tele Strada includes Basic Tier plus the internet access.

At present, cable television fees in Poland are not regulated. Stream Cable TV is free to charge its customers fees that are acceptable to the market.

Because the regulatory authorities in Poland do not currently set or oversee retail prices for either cable television subscriptions or Internet access, Stream Cable TV is free to charge its customers the rates that its markets will bear. Because Stream Cable TV has acquired a number of networks with differing product offerings and pricing structures, it has been regularly raising its rates over the last year and has not experienced significant churn as a result. This increase in rates comes at the same time that Stream Cable TV is able to begin to control and reduce costs by operating its many networks on a centralised basis.

Across Stream Cable TV's networks its current subscription prices at each tier are low compared to those of larger Polish cable television providers. Stream Cable TV expects to continue to increase its subscription prices across its networks until they are both uniform and in line with the broader Polish market given the quality of Stream Cable TV's programming.

Stream Cable TV broadcasts certain channels for which it pays no fee other than royalties under Polish copyright law. These channels are available either terrestrially or by satellite. Polish cable operators have access to more than 200 television channels from many satellites, the most popular of which are Eutelsat and Astra. Satellite digital free-to-air programs require only digital receivers at headends, which Stream Cable TV already has in place.

Stream Cable TV broadcasts all "must-carry" channels. Stream Cable TV also purchases some of its programming from a number of established international sources, as well as some newer suppliers. Stream Cable TV receives three of its more popular channels from Canal+, three from Turner and five from Discovery. All of these suppliers supply their programming under three to five-year contracts. Stream Cable TV purchases additional paid-for channels, including, for example, one from National Geographic.

As it grows its subscriber base, Stream Cable TV expects that it may be able to negotiate better prices for its paid-for programming.

Steam Cable TV's Organization, Management and Personnel

As a Polish limited liability company, Stream Cable TV has two levels of management:

Management Board; and

Supervisory Board.

The Management Board has the responsibility of making all executive management decisions, while the Supervisory Board has the responsibility of periodically monitoring and approving the activities of the Management Board.

The Supervisory Board directors of Stream Cable TV are elected by the shareholders (Parent Company) at each annual general meeting of Stream Cable TV, or, in the event of a vacancy, they are appointed by the Supervisory Board of Directors then in office, to serve until the next annual general meeting of Stream Cable TV or until their successors are elected and ratified.

Management Board:

Stream Cable TV's Management Board currently comprises:

Adam Wójcik	- President and CEO;
Dobroslaw Ploskonka	- Vice President; and
Zbigniew Tragarz	- Vice President

Supervisory Board:

Stream Cable TV's Supervisory Board currently comprises of the following members:

Grzegorz Namyslowski
Stanislaw Lis
Andrzej Szweryn

Operating and Financing Review and Prospects

Overview

We prepare our financial statements in Canadian dollars and in accordance with Canadian GAAP reconciled to US GAAP.

Our core business is considered to be our cable TV operations. At March 31, 2002 $9.4 million CDN had been spent on the acquisition of cable television network equipment and $6.6 million CDN on the acquisition of licenses and subscribers. As at our fiscal period ended December 31, 2001 (two months) , we had spent $7.2 million CDN on property, plant and equipment and $2.3 million CDN on licenses and subscribers. Our future business growth is expected to consist of buying subscribers from independent operators, building networks in areas where existing operators are unwilling to sell us their subscribers, buying interests in existing cable operations and reconstructing old systems by preparing them for the transmission of new services, including pay-per-view, internet, and video-on-demand.

Our other endeavours involve PolVoice, that since October 1999 had been working on the development of software and hardware to offer internet services in Poland. The operations of PolVoice have been discontinued and the entity is being liquidated.

In addition, the operations of Eco-Waste are shown as discontinued operations pursuant to our decision to focus on our core cable TV operation. Eco-Waste had planned on building rendering and meat handling facilities. On December 4, 2000 the European Union's representatives announced that new regulations for rendering plants and meat handling changed as a result of beef contamination from bovine spongiform encephalopathy (BSE). We applied and received a hazardous waste licence to operate an incinerator plant, thus providing a continuity of business into meat waste incineration. In April 2002 we signed agreements to sell Eco-Waste for an amount of $1.5 million USD ($2.35 million CDN, 5.93 million zloty) to an arm's length buyer. Subsequently the purchaser indicated that it did not intend to conclude the transaction as contemplated. Accordingly the net assets of Eco-Waste were written off, see note 4, Discontinued Operations.

Results of Operations

Three months ended March 31, 2002 Compared to Three Months ended April 30, 2001

As a result of the change of yearend from October 31, 2001 to December 31, 2001, we are comparing the three months ended March 31, 2002 to the three months ended April 30, 2001. Revenue from operations was $1,175,107 CDN for the first quarter in 2002 as contrasted to $428,694 in the comparable period in 2001. The increase in revenue is attributed to the increase in subscribers from acquisitions. The increase in subscribers can result from increase in market penetration from marketing efforts and from acquisitions of assets and/or existing networks. Rates can increase from new services being offered. At this time it is impossible to speculate on the size of increases in revenue.

The net income from continuing operations was $478,172 for the 1st quarter of 2002 compared to a loss of $462,238 for the three months ended April 30, 2001. The major item causing the difference is $1,205,576 in future income tax recoveries. This amount is calculated from the acquisition of Gimsat and the fair value of the subscriber base. The cost of a proposed financing (IPO) has incurred direct and incremental costs of $75,330 which have been deferred and under financial expenses of $201,428 is included $156,332 in costs pertaining to the IPO. The net loss from discontinued operations is mainly caused from the write-down of the net assets of Eco-Waste.

In July 2001, the Canadian Institute of Chartered Accountants approved the new handbook section 1581, "Business Combinations", replacing section 1580, that will require all business combinations to use the purchase method of accounting. It has also approved a new section 3062, "Goodwill and Other Intangible Assets", that will require intangible assets with an indefinite life and goodwill to be tested for impairment on an annual basis. Goodwill and indefinite life intangibles will no longer be amortized. Intangible assets with a definite life will continue to be amortized over their useful lives. The new sections are consistent with those recently approved by the FASB (SFAS No. 141 and SFAS No.142). The company determined that the cable TV licences have indefinite life. The company evaluated its existing intangible assets and goodwill and concluded that no provisions for impairment were required, except for goodwill from the acquisition of PolVoice, now part of discontinued operations (note 4).

Liquidity, Capital Resources and Subsequent Events

Our working capital at March 31, 2002 was a negative $919,551 CDN. For the three months ended March 31, 2002, we received $800,000 CDN from the exercise of warrants and $1,136,728 CDN from subscriptions. During the fiscal period ended December 31, 2001, we received $2,525,338 CDN from private placements. The following schedule gives a breakdown:
	Number of Units	Price ($CDN)	Amount ($CDN)	Cash Commission ($CDN)	Net ($CDN)
Private placement	1,240,705	1.60	1,985,128	35,770	1,949,358
Private placement	121,250	1.60	194,000	-	194,000
Private placement	125,000	3.15	393,800	11,820	381,980
December 31, 2001	1,486,955		2,572,928	47,590	2,525,338
Subscriptions			1,136,728		1,136,728
Warrants	200,000	2.85	570,000		570,000
Warrants	100,000	2.00	200,000		200,000
Warrants	16,667	1.60	30,000		30,000
March 31, 2002			1,936,728		1,936,728

Subsequent to March 31, 2002, we received $811,946 CDN from the exercise of warrants.

Management is of the view that it is in our best interests to seek a listing of our common shares on the Warsaw Stock Exchange (the "WSE").  In conjunction with seeking a listing on the WSE, we are considering undertaking an initial public offering of its securities in Poland (the "Polish IPO").  In this regard, we have filed a prospectus with the Polish Securities and Exchange Commission (the "Polish SEC"), which prospectus is currently under review by the Polish SEC.  We will require the approval of the Polish SEC and the WSE before we can proceed with the Polish IPO.  The terms of the Polish IPO have not yet been determined, including the price and the number of shares ("Polish IPO Shares") which will be distributed in the Polish IPO.  However, management anticipates that if it proceeds, the Polish IPO may result in the Company raising up to US $50 million, which proceeds management hopes to use in part to finance the acquisition of cable television companies in Poland.